P. O. BOX 7231

St. Louis, MO  63177-1231

Matthew W. Geekie

Senior Vice President, Secretary & General Counsel

Phone314-573-9200
Direct314-573-9278

Fax314-573-9445

EmailMatthew.Geekie@graybar.com

January 27, 2026

VIA EDGAR Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549 Attention: Rucha Pandit
RE:Graybar Electric Company, Inc. Registration Statement on Form S-1 (Registration No. 333-292353)
Ms. Pandit:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Graybar Electric Company, Inc. hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 9:00 a.m. EST on January 30, 2026, or as soon thereafter as practicable.

Please call James R. Levey at (314) 573-9245, Robert J. Endicott at (314) 259-2447, or me at (314) 573-9278, if you have any questions or comments.  Thanks for your continued assistance.

Sincerely,

GRAYBAR ELECTRIC COMPANY, INC.

By:/s/ M.. W. Geekie

M. W. Geekie, Senior Vice President, Secretary and General Counsel

34 NORTH MERAMEC AVENUE, CLAYTON, MISSOURI 63105-3882

www.graybar.com